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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                             AMENDMENT NO. 3 TO
                               SCHEDULE 14D-1
            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                                    AND

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                           MARCAM SOLUTIONS, INC.
                         (Name of Subject Company)

                                INVENSYS PLC
                            M ACQUISITION CORP.
                             M MERGER SUB, INC.

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                                 (BIDDERS)

                        COMMON STOCK, $.01 PAR VALUE
                               (INCLUDING THE
                             ASSOCIATED RIGHTS)
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                       (TITLE OF CLASS OF SECURITIES)

                                 56614A107
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                       (CUSIP NUMBER OF COMMON STOCK)

                            PAUL REINSTEIN, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                       NEW YORK, NEW YORK 10004-1930
                               (212) 859-8000
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

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1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Invensys plc

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United Kingdom

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           7,534,422

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         7,534,422

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,534,422

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    96.3%

14  TYPE OF REPORTING PERSON*

    CO


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1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    M Acquisition Corp.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           7,534,422

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         7,534,422

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,534,422

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    96.3%

14  TYPE OF REPORTING PERSON*

    CO


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1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    M Merger Sub, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           7,534,422

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         7,534,422

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,534,422

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    96.3%

14  TYPE OF REPORTING PERSON*

    CO

     This Amendment No. 3 filed on July 1, 1999 to the Schedule 14D-1/13D filed on June 3, 1999, relates to the offer by M Merger Sub, Inc., a Delaware corporation ("Offeror"), and a direct wholly owned subsidiary of M Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Invensys plc, a public limited company organized under the laws of England and Wales ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock") of Marcam Solutions, Inc., a Delaware corporation (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated as of September 18, 1998, as amended through the date hereof, between the Company and Bank Boston, N.A., as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $7.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 3, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal.

     This amendment constitutes the final amendment to the Schedule 14D-1 required by General Instruction D to such Schedule and Amendment No. 3 to the Schedule 13D. The tender offer terminated at 12:00 midnight, New York City time, on Wednesday, June 30, 1999. A total of 7,534,422 Shares were properly tendered and not withdrawn as of the termination of the tender offer (including 275,794 Shares tendered by notice of guaranteed delivery). This represented approximately 96.3% of the issued and outstanding Shares of the Company.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended to add the following exhibit:

     (a)(11) - Form of Press Release, as issued by Parent on July 1, 1999.


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                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 1, 1999

                                       INVENSYS PLC


                                       By:/s/ R.P.A. Coles
                                          ---------------------------------
                                          Name:  R.P.A. Coles
                                          Title: Secretary



                                       M ACQUISITION CORP.


                                       By:/s/ Roy H. Slavin
                                          ---------------------------------
                                          Name:  Roy H. Slavin
                                          Title: Chief Executive Officer



                                       M MERGER SUB, INC.


                                       By:/s/ Roy H. Slavin
                                          ---------------------------------
                                          Name:  Roy H. Slavin
                                          Title: Chief Executive Officer


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                               EXHIBIT INDEX



EXHIBIT                            DESCRIPTION NO.
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(a)(11)  --   Form of Press Release, as issued by Parent on July 1, 1999.